UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: October 17, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Strategic Corporate Restructuring

Aims to Refocus Efforts on Expanding the GO Series Platform

Guangzhou, China, October 16, 2014 – Sungy Mobile Limited (NASDAQ: GOMO), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development (“Sungy Mobile” or the “Company”), today announced a corporate restructuring plan to reallocate resources towards strengthening and expanding its flagship GO Series platform of applications.

As part of the restructuring initiative, the Company expects to complete a reduction in its workforce of approximately 100 employees associated with its portal business or approximately 12% of its overall workforce by the end of October 2014. The Company believes that, by refocusing on its core growth areas and improving its operational efficiency, it will strengthen its portfolio of mobile products and acquire additional resources to further expand its overall mobile platform.

Mr. Yuqiang Deng, chief executive officer of Sungy Mobile, stated, “Following our second quarter announcement, we continue to strategically realign our attention and resources towards strengthening our mobile applications platform, primarily our GO Series portfolio. We believe that this corporate restructuring plan will enable us to more efficiently allocate resources towards the expansion of our mobile business both organically and through strategic acquisitions and enable us to continue to leverage and monetize our large user base. Going forward, we remain committed to maximizing value for our shareholders and expanding our product platform with high quality and popular mobile applications.”

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

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